FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2023

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 13, 2023, announcing that ST Engineering iDirect and Gilat Satellite Networks Successfully Showcase Proof of Concept Utilizing DIFI Standard at Satellite 2023.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 13, 2023	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

ST Engineering iDirect and Gilat Satellite Networks
Successfully Showcase Proof of Concept Utilizing DIFI
Standard at Satellite 2023

Demonstration connecting modem and BUC via digital interface is a milestone towards interoperability

Petah Tikva, Israel, and Herndon, Va., March 13, 2023 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, and ST Engineering iDirect, a leader in global satellite communications, announced a successful proof of concept (PoC) of converting analog signals to digital signals utilizing the Digital Intermediate Frequency Interoperability (DIFI) 1.1 Standard, developed by the DIFI consortium. The demonstration, being held during the Satellite 2023 event in Washington, D.C., lays strong foundations for the goal of interoperability.

The standard provides a path to enable the digital transformation of the space industry by providing interoperability at the IF/RF layer. The standard will enable all manufacturers to build interoperable technologies that work in both open and closed network topologies, resulting in highly flexible networks and enabling the industry to respond rapidly to customer demands.

The two companies are showcasing that an iDirect modulator can output a digitized signal that conforms to the DIFI standard and is interoperable with a BUC from Gilat's fully owned subsidiary, Wavestream. A DIFI v1.1 link, between the modem and BUC, carries the digitized waveform over a 10 Gbps fiber connection. The modem’s output waveform is DVB-S2X, but the digital link is waveform agnostic. The overall link includes a digital modulator as the data source and a digital input BUC. The traditional analog IF and RF signals are displayed to demonstrate the successful interoperability and reconstruction of the analog waveform from the DIFI stream.

Demonstration set-up:

Demonstration of transmission of a DVB-2X Carrier using Interoperating Digital Modem and Digital Block Upconverter via a DIFI ISTO std. 4900-2021 v1.1 Interface

Jo Kenens, Yves Deweerdt, Frederik Simoens, ST Engineering iDirect;
Shane Chao, Mike Moya, Matt Flach, Jim Rosenberg, Wavestream Corporation, a fully owned Gilat subsidiary.

Modulator
LBAND
Reference In
DIFI Compliant Stream
Coming Soon
DIFI V1.1 Encapsulation
MODEM
To Switch
Digital Block Upconverter
10GbE Interface
DIFI v1.1 VITA 49.2 Subsystem
Coming Soon
Link-Efficient Unpacker
TX IQ Data Buffer
Context Generator/Collector
Sample Clock Generator
JESD I/F
High Speed DAC
Ka Upconverter
RF Load
Ref Gen
Programable Logic
Embedded Software
1GbE Eth Config
VRT Config
TX Context Updater
Control Utility
HS DAC/ADC Driver
1GbE Eth MAC
Reference Out
Analog RF Monitoring
Demodulator
MDM5010 MODEM
Analog IF Monitoring

Spectrum Analyzer
Test PC
Switch
From Modulator

This is an interoperation demonstration of an ST Engineering iDirect digital modem and a Wavestream, a Gilat subsidiary, digital input BUC.

Digitizing the interface between modem and RF components using the new open standard, the industry will be able to leverage the latest virtualization, cloud computing and network function virtualization technologies as well as greatly improve the performance and scale of satellite hub, gateway, and modem equipment.

Frederik Simoens, CTO at ST Engineering iDirect, said, “This PoC implementation of the DIFI standard is an important milestone on our path to virtualization and the realization of the all-digital teleport. Our products with DIFI-compliant interfaces will simplify gateway designs and pave the way for a more flexible and virtualized ground infrastructure.”

Matt Flach, CTO at Wavestream, a Gilat subsidiary, said, “We support the open DIFI standard and are developing innovative solutions at Gilat and Wavestream on both the modem and BUC side. We’re excited to be a part of this interoperability demonstration and believe that this technology will bring with it many advantages, not only at a system level but within the Solid-State Power Amplifier/Block up converter. This standard will bring us new methods for correcting the signal impairments caused by the up-conversion and amplification process."

About ST Engineering iDirect

ST Engineering iDirect, a subsidiary of ST Engineering, is a global leader in satellite communications (satcom) providing technology and solutions that enable its customers to expand their business, differentiate their services and optimize their satcom networks. With over 40 years of delivering innovation focused on solving satellite’s most critical economic and technology challenges we are committed to shaping the future of how the world connects. The product portfolio, branded iDirect, represents the highest standards in performance, efficiency and reliability, making it possible for its customers to deliver the best satcom connectivity experience anywhere in the world. ST Engineering iDirect is a leader in key industries including mobility, broadcast and military/government. In 2007, iDirect Government was formed to better serve the U.S. government and defense communities. For more information visit www.idirect.net.

About Wavestream

Wavestream, a Gilat fully owned subsidiary is the industry leader in the design and manufacture of next generation satellite communications high power transceivers for In Flight Connectivity, Ground Mobility and Gateway markets. Since 2001, we provide system integrators with field-proven, high performance Ka, Ku and X band Solid State Power Amplifiers (SSPAs), Block Upconverters (BUCs), Block Down Converters and Transceivers. We design, manufacture and repair our products in-house and have delivered over 40,000 systems in the past 15 years. Wavestream products provide high quality and reliability under the harshest environmental conditions and we are currently certified to ISO 9001:2008 and AS9100D standards. For further details please visit www.wavestream.com

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

About DIFI IF Interoperability Consortium

The Digital IF Interoperability Consortium (DIFI) is an independent, international group of companies, organizations, and government agencies that have an interest in the interoperability of networks and ground systems supporting space-based operations. Launched in coordination with the IEEE-ISTO, DIFI’s mission is to enable the digital transformation of space, satellite, and related industries through a simple, interoperable Digital IF/RF standard that accelerates industry transformation from L-Band IF to Digital IF, while discouraging vendor lock-in. DIFI’s current membership is comprised of over 50 companies and government organizations from across space industry sectors.   The founding members of DIFI include Hawkeye 360, Intelsat Corp., Kongsberg Satellite Services AS (KSAT), Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS), Microsoft, and the U.S. Navy. To learn more about DIFI Consortium including membership information visit https://www.dificonsortium.org.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com

ST Engineering iDirect
Julie Bettinger
VP Corporate Marketing
jbettinger@idirect.net